Neurotz, Inc.
Statements of Cash Flows
(Unaudited)

	Period October 1, 2016 to June 30, 2017	Year Ended September 30, 2016	Year Ended September 30, 2015
Cash flows from operating activities			
Net loss	$ (22,938)	$ (23,705)	$ (257,389)
Changes in operating assets and liabilities			
Credit card payable	8,885	(14,453)	(940)
Accrued expense	7,283	24,957	231,640
			-
Net cash used in operating activities	(6,770)	(13,201)	(26,689)
Cash flows from financing activities			
Issuance of common stock	-	-	28,317
Payments of debt	-	-	(2,553)
Proceeds from borrowings	8,360	13,135	
Net cash provided by financing activities	8,360	13,135	25,764
Net cash increase (decrease) for period	1,590	(66)	(925)
Cash at beginning of period	60	126	1,051
Cash at end of period	$ 1,650	$ 60	$ 126